Exhibit 99.1

News From

REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523

FOR IMMEDIATE RELEASE

Federal Signal Reports 12% Increase in both Net Sales and Operating Income for Fourth Quarter

Oak Brook, IL, Mar. 15, 2013 – Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the fourth quarter ended December 31, 2012.

•	Q4 net sales of $218 million, up 12% from the prior year;

•	Q4 operating income from continuing operations increased to $13 million, a 12% increase over the prior year;

•	Net cash provided by continuing operating activities was $49 million during 2012, compared to $14 million in the prior year;

•	Q4 earnings per share from continuing operations of $0.08 versus $0.11 last year;

•

Versus last year, Q4 2012 earnings per share from continuing operations include $0.02 per share higher interest expense, $0.02 per share higher income tax expense and $0.01 per share in 2012 for restructuring charges;

•	Full year earnings per share from continuing operations of $0.35 compared to $0.21 for 2011;

•	Full year 2012 results include ($0.06) per share impact of debt settlement charges and ($0.02) impact of restructuring charges;

•	Backlog generated by continuing operations increased to $318 million, an 8% increase over the same prior year period, while Q4 orders declined 13% to $208 million;

•	Company debt to EBITDA ratio finished 2012 at 2.4, a substantial improvement from 4.8 at the end of the prior year.

Dennis J. Martin, President and Chief Executive Officer, stated, “Our fourth quarter performance demonstrated our commitment to disciplined growth, delivering 12% revenue and operating income growth.” Mr. Martin continued, “Working capital management improved significantly during the quarter and the year, as we generated $49 million in operating cash flow during the year, an over three-fold improvement from 2011.”

Orders of $826.3 million in 2012 decreased by 1% compared to 2011 as strong municipal demand for sewer cleaners and market share gains in police and fire markets were offset by lower order volumes for Vactor industrial trucks. U.S. municipal and government orders increased 8% in 2012, driven by a $14.4 million increase in orders for sewer cleaners and a $10.4 million increase in police and fire markets and outdoor warning systems. U.S. industrial and commercial orders decreased 7% primarily due to decreases in Vactor industrial truck orders relative to peak orders experienced late in 2011. This was partially offset by increased industrial safety and security product orders of $5.4 million due to higher market demand, and increased waterblaster orders of $8.6 million. Non-U.S. orders decreased 3% compared to 2011, with decreases across most segments, partially offset by a $2.6 million increase in U.S. export orders to Canada and Asia.

Net sales increased $114.5 million or 17% compared to 2011, with increases across all segments.

Operating income increased $18.3 million or 55% compared to 2011, primarily due to higher sales volume and favorable product mix, partially offset by restructuring charges of $1.4 million that were recorded in 2012.

Interest expense increased $5.0 million compared to 2011, primarily due to an increase in interest rates on the Company’s debt financing agreements entered into in February 2012.

Mr. Martin concluded, “We accomplished a number of critical objectives in 2012 and early 2013 that will position the Company for improved earnings through reduced interest expense and the benefits of our 80/20 initiatives. Progress on attainment of our stated operating margin goals continued during Q4, particularly at the Safety and Security Systems Group, where our operating margins expanded by more than four percentage points over the prior year. All of our segments increased operating margins during the full fiscal year. Despite the uncertain outlook in some of our markets, our backlog remains healthy at $318 million, positioning us to make continued gains toward approaching our stated operating margin goals.”

GROUP RESULTS

Safety and Security Systems

The following table summarizes the Safety and Security Systems Group’s results as of and for the three and twelve-month periods ended December 31, 2012 and 2011, respectively:

	Three months ended December 31,			Twelve months ended December 31,
($ in millions)	2012	2011	Change	2012	2011	Change
Orders	$59.8	$64.4	$(4.6)	$241.9	$235.3	$6.6
Backlog	31.2	31.7	(0.5)	31.2	31.7	(0.5)
Net sales	67.1	60.4	6.7	240.3	221.4	18.9
Operating income	9.2	5.6	3.6	27.9	21.5	6.4
Operating margin	13.7%	9.3%	4.4%	11.6%	9.7%	1.9%
Depreciation and amortization	$1.1	$1.1	$—	$4.3	$4.4	$(0.1)

Orders of $59.8 million in the fourth quarter decreased $4.6 million compared to the same quarter in 2011. U.S. orders decreased $0.9 million due to a decline in outdoor warning markets, which benefited from one large order in the fourth quarter of 2011, partially offset by improved spending in the police, fire and industrial markets. Non-U.S. orders declined $3.7 million primarily due to weak demand in the European and export markets. Orders in 2012 increased $6.6 million or 3% compared to the prior year due to market share gains and modest market growth in most segments. U.S. orders increased $15.7 million or 13%, including increases of $5.7 million in outdoor warning systems due to improved municipal spending, $5.5 million in public safety markets, and $4.5 million in industrial markets. Non-U.S. orders decreased $9.1 million or 8%, primarily due to decreases in non-U.S. public safety orders of $16.5 million, partially offset by increases in industrial product exports of approximately $5.5 million.

Net sales increased $6.7 million for the three months ended December 31, 2012 compared to the respective prior-year period. Higher industrial sales of $6.3 million from increased shipments of outdoor warning products and pricing improvements of $0.8 million were partially offset by unfavorable exchange rate impacts of 1% of sales. Net sales in 2012 increased $18.9 million or 9% compared to the prior year. Excluding foreign currency effects, sales increased by $22.5 million and were offset by $3.6 million or 2% of unfavorable exchange rates. U.S. sales grew by $23.4 million or 20% compared to 2011, including $14.4 million in outdoor warning systems, $4.3 million in public safety markets due to market share gains, $2.1 million in industrial products, and price increases of approximately 1% of sales. Non-U.S. sales decreased $4.5 million from the prior year, primarily due to decreases of $11.8 million in the European and export markets for public safety products, partially offset by higher industrial product export sales of $8.0 million, primarily in the oil and gas markets, as well as some higher sales of mining products in international markets.

Operating income increased $3.6 million for the three months ended December 31, 2012 compared to the respective prior-year period, primarily due to higher sales volumes as well as higher gross profit, which more than offset higher operating expenses to support the higher sales levels. Operating income in 2012 increased $6.4 million or 30% compared to the prior year primarily due to higher sales and gross margins. These increases were offset by increased selling costs of $2.6 million, higher variable sales commissions of $0.9 million, and higher incentive compensation expenses of $1.2 million, which were offset by a $0.6 million decrease in legal expenses. The Safety and Security Systems Group incurred restructuring costs of $0.9 million in 2012, while there were no restructuring costs recorded in 2011.

Fire Rescue

The following table summarizes the Fire Rescue Group’s results as of and for the three and twelve-month periods ended December 31, 2012 and 2011, respectively:

	Three months ended December 31,			Twelve months ended December 31,
($ in millions)	2012	2011	Change	2012	2011	Change
Orders	$24.2	$28.8	$(4.6)	$136.5	$137.6	$(1.1)
Backlog	83.6	80.1	3.5	83.6	80.1	3.5
Net sales	44.4	41.4	3.0	135.1	109.5	25.6
Operating income	4.5	4.9	(0.4)	8.9	6.6	2.3
Operating margin	10.1%	11.8%	(1.7)%	6.6%	6.0%	0.6%
Depreciation and amortization	$0.7	$0.6	$0.1	$2.6	$2.5	$0.1

Orders of $24.2 million in the fourth quarter decreased $4.6 million compared to the same quarter in 2011. The decrease is due primarily to a decline in orders for fire-lift products from customers in Asia. Orders in 2012 decreased $1.1 million or 1% compared to the prior year.

Net sales increased $3.0 million for the three months ended December 31, 2012 compared to the respective prior-year period. The net sales increase is a result of increased Asian and Australian business together with some increased shipments to European markets, partially offset by unfavorable currency impacts of $1.5 million. The strong backlog and improvements in manufacturing processes also contributed to the growth in sales. Net sales in 2012 increased $25.6 million or 23% compared to the prior year, primarily due to increased sales volume of $28.8 million, pricing increases of $2.5 million, and favorable product mix of $4.8 million, partially offset by unfavorable currency impacts of $10.5 million.

Operating income decreased $0.4 million for the three months ended December 31, 2012, compared to the respective prior-year periods. The operating income decreased due to unfavorable product mix of $0.9 million, higher Selling, General, and Administrative (“SG&A”) expenses of $0.2 million and unfavorable currency impacts of $0.2 million, partially offset by higher sales volume impacts of $1.1 million. Operating income in 2012 increased $2.3 million or 35% compared to the prior year primarily due to higher sales volumes impacts of $6.5 million, partially offset by higher SG&A expenses of $1.5 million, unfavorable product mix of $2.0 million, and unfavorable currency impacts of $0.7 million.

Environmental Solutions

The following table summarizes the Environmental Solutions Group’s operating results as of and for the three and twelve-month periods ended December 31, 2012 and 2011, respectively:

	Three months ended December 31,			Twelve months ended December 31,
($ in millions)	2012	2011	Change	2012	2011	Change
Orders	$124.0	$146.2	$(22.2)	$447.9	$458.5	$(10.6)
Backlog	203.6	183.4	20.2	203.6	183.4	20.2
Net sales	106.2	93.2	13.0	427.8	357.8	70.0
Operating income	8.2	6.7	1.5	42.0	24.5	17.5
Operating margin	7.7%	7.2%	0.5%	9.8%	6.8%	3.0%
Depreciation and amortization	$1.5	$1.4	$0.1	$5.4	$5.2	$0.2

Orders decreased $22.2 million for the three months ended December 31, 2012 compared to the respective prior-year period. U.S. orders decreased $25.0 million from the prior-year period primarily due to declines in vacuum trucks of $24.8 million. Non-U.S. orders increased $2.6 million from the prior-year period due to market increases in Latin America and Middle East, partially offset by declines in Canada and Mexico. Orders in 2012 decreased $10.6 million or 2% compared to the prior year. U.S. orders decreased $13.2 million or 4% from the prior year, primarily due to decreases in vacuum trucks of $35.1 million and sweepers of $2.7 million, partially offset by increases in sewer cleaners of $14.4 million and waterblasters of $8.6 million. Non-U.S. orders increased $2.6 million or 3% compared to the prior year, with increases in U.S. export orders to Canada and Asia.

Net sales increased $13.0 million for the three months ended December 31, 2012 compared to the respective prior-year period. U.S. sales increased $12.0 million primarily resulting from municipal sewer cleaner and street sweeper shipments. Non-U.S. sales were up $1.0 million due to strength in Canada. Net sales in 2012 increased $70.0 million or 20% compared to the prior year. U.S. sales increased $56.7 million with increases in all product lines as a result of strong opening backlog and solid orders during the year. Non-U.S. sales were up $13.3 million, resulting from an increase in shipments to Canada and Asia, partially offset by declines in shipments to the Middle East.

Operating income increased $1.5 million for the three months ended December 31, 2012, compared to the respective prior-year period. Operating income increases are a result of higher gross margins of $1.5 million. Operating income in 2012 increased $17.5 million or 71%, primarily as a result of higher gross margins of $18.9 million, partially offset by increased SG&A expenses of $1.4 million. The increase in SG&A expenses was related to additional commission expense associated with increased sales and increases in salary and benefit programs.

Corporate Expenses

Corporate expenses were $8.9 million and $5.6 million for the three months ended December 31, 2012 and 2011, respectively. The increase primarily was due to higher incentive compensation expense of $1.3 million in 2012 and a $1.5 million reduction in an insurance reserve associated with carrier paid claims in 2011.

Corporate expenses totaled $27.3 million and $19.4 million in 2012 and 2011, respectively. The 41% increase in 2012 compared to 2011 is primarily due to higher incentive compensation expense of $4.2 million, restructuring charges of $0.6 million recorded in 2012, and a $1.3 million reduction in an insurance reserve associated with carrier-paid claims recorded in 2011. Corporate expenses include depreciation and amortization expense of $0.9 million and $0.9 million for 2012 and 2011, respectively.

DEBT TO EBITDA RATIO

The Company uses the ratio of total debt to EBITDA to measure its ability to repay its outstanding debt obligations. The Company believes that total debt to EBITDA is a meaningful metric to investors in evaluating the Company’s long term financial performance and may be different than the method used by other companies to calculate total debt to EBITDA. The ratio of total debt to EBITDA represents total debt divided by income from continuing operations before interest expense, debt settlement charges, other expense, income tax provision, and depreciation and amortization on a trailing twelve month basis.

Total debt to EBITDA for the years ended December 31, 2012 and 2011 was as follows ($ in millions):

	2012	2011
Total debt	$157.8	$222.2

Income from continuing operations	$22.0	$13.1
Add:

Interest expense	21.4	16.4
Debt settlement charges	3.5	—
Other expense	0.7	0.2
Income tax provision	3.9	3.5
Depreciation and amortization	13.2	13.0

EBITDA	$64.7	$46.2

Total debt to EBITDA ratio	2.4	4.8

CONFERENCE CALL

Federal Signal will host its fourth quarter conference call on Friday, March 15, 2013 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com. A replay will be available on Federal Signal’s website shortly after the call.

About Federal Signal

Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, IL, with manufacturing facilities worldwide, the Company operates three groups: Safety and Security Systems, Fire Rescue, and Environmental Solutions. For more information on Federal Signal, visit: http://www.federalsignal.com.

This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.

Contact: Braden Waverley +1-630-954-2000, bwaverley@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended December 31,		Twelve months ended December 31,
(in millions, except per share data)	2012	2011	2012	2011
Net sales	$217.7	$195.0	$803.2	$688.7
Cost of sales	168.0	149.3	613.4	533.3

Gross profit	49.7	45.7	189.8	155.4
Selling, engineering, general and administrative	36.1	34.1	136.9	122.2
Restructuring charge	0.6	—	1.4	—

Operating income	13.0	11.6	51.5	33.2
Interest expense	5.7	4.5	21.4	16.4
Debt settlement charges	—	—	3.5	—
Other (income) expense, net	0.4	(0.1)	0.7	0.2

Income before income taxes	6.9	7.2	25.9	16.6
Income tax expense	(2.0)	(0.7)	(3.9)	(3.5)

Income from continuing operations	4.9	6.5	22.0	13.1
Loss from discontinued operations and disposal, net of income tax benefit of $0.1, $1.6, $3.6 and $2.0, respectively	(0.1)	(21.7)	(49.5)	(27.3)

Net (loss) income	$4.8	$(15.2)	$(27.5)	$(14.2)

Basic and diluted earnings (loss) per share:
Income from continuing operations	$0.08	$0.11	$0.35	$0.21
Loss from discontinued operations and disposal, net of tax	—	(0.36)	(0.79)	(0.44)

(Loss) earnings per share	$0.08	$(0.25)	$(0.44)	$(0.23)

Weighted average common shares outstanding:
Basic	62.4	62.2	62.3	62.2
Diluted	63.0	62.2	62.7	62.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2011
	($ in millions)
ASSETS
Current assets:
Cash and cash equivalents	$29.7	$9.5
Restricted cash	1.0	—
Accounts receivable, net of allowances for doubtful accounts of $2.4 million and $2.4 million, respectively	96.9	105.0
Inventories	119.9	104.3
Prepaid expenses	13.8	14.6
Other current assets	5.1	5.6
Current assets of discontinued operations	0.8	35.9

Total current assets	267.2	274.9
Properties and equipment	59.3	60.0
Other assets:
Goodwill	272.3	270.6
Intangible assets, net	0.7	1.8
Deferred charges and other assets	12.5	2.0
Long-term assets of discontinued operations	1.2	97.4

Total assets	$613.2	$706.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$0.3	$9.0
Current portion of long-term borrowings and capital lease obligations	4.7	0.1
Accounts payable	52.5	49.5
Customer deposits	13.1	14.4
Deferred revenue	3.1	2.9
Deferred tax liability	10.6	2.7
Accrued liabilities:
Compensation and withholding taxes	25.8	18.7
Other	33.1	30.6
Current liabilities of discontinued operations	6.4	24.1

Total current liabilities	149.6	152.0
Long-term borrowings and capital lease obligations	152.8	213.1
Long-term pension and other postretirement benefit liabilities	84.1	74.1
Deferred gain	19.4	21.4
Deferred tax liabilities	35.8	41.0
Other long-term liabilities	16.0	14.5
Long-term liabilities of discontinued operations	8.6	15.9

Total liabilities	466.3	532.0
Shareholders’ equity:
Common stock, $1 par value per share, 90.0 million shares authorized, 63.4 million and 63.1 million shares issued, respectively	63.4	63.1
Capital in excess of par value	171.1	167.7
Retained earnings	8.9	36.4
Treasury stock, 0.9 million and 0.9 million shares, respectively, at cost	(16.4)	(16.1)
Accumulated other comprehensive loss	(80.1)	(76.4)

Total shareholders’ equity	146.9	174.7

Total liabilities and shareholders’ equity	$613.2	$706.7

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2012	2011
	($ in millions)
Operating activities:
Net loss	$(27.5)	$(14.2)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on discontinued operations and disposal	49.5	27.3
Restructuring charges, net of cash payments	0.9	—
Depreciation and amortization	13.2	13.0
Debt settlement charges	2.5	—
Stock-based compensation expense	2.6	1.8
Pension expense, net of funding	(5.7)	1.5
Provision for doubtful accounts	0.6	0.4
Deferred income taxes, including change in valuation allowance	(4.8)	1.8
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions of companies:
Accounts receivable	8.7	(27.3)
Inventories	(14.5)	3.4
Other current assets	0.5	(2.3)
Accounts payable	2.6	3.7
Customer deposits	(1.5)	4.6
Accrued liabilities	16.4	(1.5)
Income taxes	8.6	2.7
Other	(2.9)	(0.8)

Net cash provided by continuing operating activities	49.2	14.1
Net cash (used for) provided by discontinued operating activities	(26.0)	(10.3)

Net cash provided by operating activities	23.2	3.8
Investing activities:
Purchases of properties and equipment	(13.0)	(13.5)
Proceeds from sales of properties and equipment	1.8	1.9
Proceeds from sale of FSTech Group	82.1	—
Increase in restricted cash	(1.0)	—

Net cash provided by (used for) investing activities	69.9	(11.6)
Financing activities:
(Decrease) increase in revolving lines of credit	(173.3)	(34.6)
(Decrease) increase in short-term borrowings, net	(9.5)	7.6
Proceeds from issuance of long-term borrowings	215.0	—
Payments on long-term borrowings	(99.5)	(13.2)
Payments of debt financing fees	(6.9)	(2.3)
Cash dividends paid to shareholders	—	(3.7)
Other, net	2.4	1.3

Net cash (used for) provided by continuing financing activities	(71.8)	(44.9)
Net cash used for discontinued financing activities	(0.9)	(0.6)

Net cash (used for) provided by financing activities	(72.7)	(45.5)

Effects of foreign exchange rate changes on cash	(0.2)	0.7
Increase (decrease) in cash and cash equivalents	20.2	(52.6)
Cash and cash equivalents at beginning of year	9.5	62.1

Cash and cash equivalents at end of year	$29.7	$9.5